UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*




                          Incyte Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45337C-10-2
-------------------------------------------------------------------------------
                                 (CUSIP Number)
-------------------------------------------------------------------------------

                                October 15, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C-10-2                 13G
---------------------

------------ ------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Four Partners
------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   |_|
                                                                      (b)   |_|
------------ ------------------------------------------------------------------
     3       SEC USE ONLY


------------ ------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
------------ ------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             1,372,700
           NUMBER OF
                                  ---------- ----------------------------------
             SHARES                   6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         -0-
                                  ---------- ----------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          1,372,700
                                  ---------- ----------------------------------
              WITH                    8      SHARED DISPOSITIVE POWER

                                             -0-

--------------------------------- ---------- ----------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,372,700
------------ ------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*


                                                                            |_|
------------ ------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      5.1%
------------ ------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                      PN
------------ ------------------------------------------------------------------

CUSIP No. 45337C-10-2                 13G
---------------------

------------ ------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Four-Fourteen Partners LLC
------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   |_|
                                                                      (b)   |_|

------------ ------------------------------------------------------------------
     3       SEC USE ONLY


------------ ------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------ ------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             100,000
           NUMBER OF
                                  ---------- ----------------------------------
             SHARES                   6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         -0-
                                  ---------- ----------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          100,000
                                  ---------- ----------------------------------
              WITH                    8      SHARED DISPOSITIVE POWER

                                             -0-

--------------------------------- ---------- ----------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      100,000
------------ ------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*


                                                                            |_|
------------ ------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0.4%
------------ ------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                      OO
------------ ------------------------------------------------------------------

Item 1.

              (a)   Name of Issuer

                    Incyte Pharmaceuticals, Inc. (the "Issuer")

              (b)   Address of Issuer's Principal Executive Offices

                    3174 Porter Drive
                    Palo Alto, CA 94304

Item 2.

              (a)   Name of Persons Filing

                    This Schedule 13G is being filed jointly by Four Partners ("FP"), a New York general partnership, and Four-Fourteen Partners LLC ("4-14P"), a Delaware limited liability company.

                    The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Thomas J. Tisch has been appointed the Manager of FP. Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are referred to herein as the "Messrs. Tisch."

                    The members of 4-14P are trusts for the benefit of the offspring of the Messrs. Tisch, partnerships the partners of which are such trusts and partnerships the partners of which are such partnerships. The Messrs. Tisch serve as the trustees of such trusts. Thomas J. Tisch has been appointed the Manager of 4-14P.

              (b)   Address of Principal Business Office or, if none, Residence

                    The mailing address of FP and 4-14P is:

                    c/o Thomas J. Tisch
                    667 Madison Avenue
                    New York, NY 10021

              (c)   Citizenship

                    FP is a New York general partnership and 4-14P is a Delaware limited liability company.

              (d)   Title of Class of Securities

                    Common  Stock, $.001 par value (the "Shares")

              (e)   CUSIP Number

                    45337C-10-2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)  |_| Broker or Dealer registered under Section 15 of the Act,

              (b)  |_| Bank as defined in section 3(a)(6) of the Act,

              (c)  |_| Insurance company as defined in section 3(a)(19) of the
                       Act,

              (d)  |_| Investment company registered under section 8 of the
                       Investment Company Act of 1940,

              (e)  |_| Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940,

              (f)  |_| An employee  benefit plan,  Pension Fund which is
                       subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F),

              (g)  |_| A parent  holding  company,  in  accordance  with
                       ss.240.13d-1(b)(ii)(G) (Note: See Item 7),

              (h)  |_| A savings  association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i)  |_| A  church  plan  that  is  excluded   from  the
                       definition  of  an   investment   company  under  section
                       3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j)  |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to ss. 240.13d-1(c), check this box |X|.

Item 4.       Ownership

              (a)   Amount Beneficially Owned

                    As of the date hereof, FP is the beneficial owner of 1,372,700 Shares and 4-14P is the beneficial owner of 100,000 Shares. Collectively, FP and 4-14P own 1,472,700 Shares.

              (b)   Percent of Class

                    FP is the beneficial owner of 5.1% of the outstanding Shares and 4-14P is the beneficial owner of 0.4% of the outstanding Shares. Collectively, FP and 4-14P own 5.5% of the outstanding Shares.

              (c)   Number of shares as to which the person has:

                     (i)   Sole power to vote or to direct the vote

                           FP has directly the sole power to vote or to direct the vote of the 1,372,700 Shares owned by it and 4-14P has directly the sole power to vote or to direct the vote of the 100,000 Shares owned by it.

                     (ii)  Shared power to vote or to direct the vote

                           By virtue of their status as managing trustees of the trusts which are the general partners of FP and as trustees of the trusts which are members of 4-14P, partners of the partnerships that are members of 4-14P and partners of the partnerships that are partners of the partnerships that are members of 4-14P, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote of the 1,372,700 Shares owned by FP and the 100,000 Shares owned by 4-14P.

                     (iii) Sole power to dispose or to direct the disposition of

                           FP has directly the sole power to dispose or direct the disposition of the 1,372,700 Shares owned by it and 4-14P has directly the sole power to dispose or direct the disposition of the 100,000 Shares owned by it

                     (iv) Shared power to dispose or to direct the disposition of

                           By virtue of their status as managing trustees of the trusts which are the general partners of FP and as trustees of the trusts which are members of 4-14P, partners of the partnerships that are members of 4-14P and partners of the partnerships that are partners of the partnerships that are members of 4-14P, the Messrs. Tisch may be deemed to have indirectly shared power to dispose or direct the disposition of the 1,372,700 Shares owned by FP and the 100,000 Shares owned by 4-14P.

Item 5.      Ownership of Five Percent or Less of a Class

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not applicable.

Item 8.      Identification and Classification of Members of the Group

             Not applicable.

Item 9.      Notice of Dissolution of Group

             Not applicable.

Item 10.     Certification

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 23, 1998

                                          FOUR PARTNERS



                                     By:  /s/ Thomas J. Tisch
                                        ---------------------------
                                          Thomas J. Tisch
                                          Manager of Four Partners


                                          FOUR-FOURTEEN PARTNERS LLC



                                     By:  /s/ Thomas J. Tisch
                                        ---------------------------
                                          Thomas J. Tisch
                                          Manager of Four-Fourteen Partners LLC

                                                                     EXHIBIT

                                    AGREEMENT


         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G dated October 23, 1998 relating to the Common Stock, $.001 par value, of Incyte Pharmaceuticals, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:  October 23, 1998

                                          FOUR PARTNERS



                                     By:  /s/ Thomas J. Tisch
                                        ---------------------------
                                          Thomas J. Tisch
                                          Manager of Four Partners


                                          FOUR-FOURTEEN PARTNERS LLC



                                     By:  /s/ Thomas J. Tisch
                                        ---------------------------
                                          Thomas J. Tisch
                                          Manager of Four-Fourteen Partners LLC